UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                         FORM 10-SB
         GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS

   Pursuant to Section 12(b) or (g) of the Securities and
                    Exchange Act of 1934

                              2









                    E-COMMERCE GROUP INC.
   (Exact name of registrant as specified in its charter)







Nevada                                            88-0293704
(State of organization) (I.R.S. Employer Identification No.)

3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 866-
2500

Registrant's Attorney: Daniel G. Chapman, Esq., 2080 E.
Flamingo Road, Suite 112, Las Vegas, NV 89119

Securities to be registered pursuant to Section 12(b) of the
Act: None

Securities to be registered pursuant to Section 12(g) of the
Act:
          Common Stock, $0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                         Background

e-commerce group Inc. (the "Company") is a Nevada corporation formed on January 7, 1993 as Advanced Suspension Technologies, Inc. Its principal place of business is located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121. On December 27, 1996, the Company changed its name to Dalton International Resources, Inc. On August 23, 1999, the Company once again changed its name to "e-commerce group Inc." in order to reflect its current operating plan (see "Item 2"). The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies. The Company has been in the developmental stage since inception and has no operating history other than organizational matters.

The Company was incorporated by Kenneth Coleman. He no longer holds any position with the Company since resigning from the Company's Board of Directors in 1996, and, although he is the beneficial owner of 270,000 of the Company's 6,000,000 issued shares of common stock, he has had no involvement in the Company's business since that time. The Company has never had any operations.

Initially, founders shares were issued to Mr. Kenneth Coleman, the incorporator. Mr. Coleman was issued 2,000,000 shares of common stock. Mr. Coleman sold or gifted his shares to twelve friends and business acquaintances in transactions exempt from registration pursuant to section 4 of the Securities Act of 1933, as amended (the "Securities Act"). One of those individuals, Lidya Balfe, who was then the corporate Secretary and a director, sold or gifted her shares to a total of 17 individuals in transactions that were also exempt from registration pursuant to section 4. All such transactions took place prior to or during April, 1993.

On December 27, 1996, the Company increased the number of authorized common shares to 100,000,000, and authorized a 3:1 forward split, thereby increasing the number of issued and outstanding shares to 6,000,000.

The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has narrowed its focus to companies in the electronic commerce industry, and has had preliminary talks with three companies in that industry. The Company's plans are in the conceptual stage only.

The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, to increase the Company's access to financial markets, and to comply with the NASD's Eligibility Rule. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports. In order to comply with the NASD's Eligibility Rule, the Company must become fully reporting and have cleared all of the SEC's comments, by November 1.

                        Risk Factors

The Company's business, as a blank check, is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company is negotiating the acquisition of two or three companies currently operating in the electronic commerce industry (see "Item 2"). There is no assurance, however, that these acquisitions will take place. If they do not, there can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any other industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

LACK OF DIVERSIFICATION. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity or with multiple entities involved in a single business. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

TAXATION.  Federal and state tax consequences will,  in  all
likelihood,   be  major  considerations  in   any   business
combination  the  Company  may undertake.  Typically,  these
transactions  may  be  structured  to  result  in   tax-free
treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will
meet    the    statutory   requirements   for   a   tax-free
reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

In addition to the above risk factors, if the Company enters the electronic commerce field, as discussed in Item 2 below, it will be subject to the following additional risk factors:

NEED FOR ADDITIONAL CAPITAL - The Company plans to raise $6,000,000 to complete the acquisitions. It is believed that this will provide sufficient capital to fund operations for at least the next 12 months. Because of the rapid growth in electronic commerce and the internet, and the rapid improvements in technologies, it may be necessary to raise additional funds in the next year so that the Company can continue to compete.

COMPETITION - There are many competitors in the electronic commerce field, many of them much larger than the Company, with significant financial resources. While the Company believes that its product offerings will be successful, there is no guarantee that another company, one that is larger and has more capital at its disposal, will not duplicate these offerings in an effort to attract customers to it, or to keep its customers from becoming customers of the Company.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS  OR  PLAN  OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in
Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

                      Plan of Operation

The  Company's  plan is to seek, investigate,  and  if  such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. The Company has identified three potential business partners, and has entered into negotiations with them. While the Company is not required to restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature, for the short term it will concentrate on these three companies which are in the electronic commerce business. In the event that the Company does not proceed with a combination with either of these businesses, it will revert to its general operating plan as discussed in the following sections under the headings "Plan of Operation - General", and "Sources of Opportunities". Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.

      Proposed Plan of Operation - Electronic Commerce

The Company has entered into discussions to acquire two or three companies that presently are engaged in the electronic commerce industry. If the Company decides to complete these acquisitions, it will need to raise approximately Six Million Dollars ($6,000,000) in a private placement for the Company's common stock. This private placement would take place during the fourth quarter of 1999.

The Company views the electronic commerce industry as a huge opportunity for providing value to the Company's shareholders. The Company believes that because of the internet we will see a profound difference in the way both businesses and individuals engage in trade, and consumers will use various implementations of e-commerce trading in their everyday activities - from grocery shopping to buying a new car, from telephone calls to interactive video conferencing in our own homes, and from manually adjusted home appliances to totally automated homes and offices. Consumers will accept these changes and adopt them in the same manner we adjusted to the telephone, the television and the cash machines at the bank. This technology and social revolution may very well change the balance of our social and working lives providing more time for social pursuits. Many say it will have an equal impact to that of the discovery and distribution of electricity.

Already more than 100 million people around the world use the Internet and an estimated 17 million use electronic commerce to conduct business. At present the bulk of the electronic commerce trade is business-to-business and this, according to IDG analysts, will rise from $32 billion in 1998 to $425 billion by 2002. In addition, the Gartner Group predicts the growth of Internet users from today's number of 100 million to closer to one billion by 2005.

This explosion in Internet users and electronic commerce trade will be supported by a rapid and diversified development of new products and services. The Internet itself will develop to provide improvements in speed and bandwidth by between 100 and 1000 times today's capacity. Even today the U.S. Government is considering an investment of $850 million for the development of high performance computing and communications.

The Company will be formed from existing businesses that already operate in the electronic commerce and Internet Services businesses and will focus on creating full service electronic commerce solutions to capitalize on the huge market growth indicated above. The initial focus will be on the retail and consumer point of sale/service market on a world-wide basis where electronic commerce integration into the retail and professional services businesses is required. Typical installations would be in the following areas;

               Retail stores and shopping malls/centers

               Financial Services companies

               Hotels / Leisure Centers

               Public transport centers such as stations and airports

               E-Business / Internet Cafes and Bars

               On board Trains, airplanes, boats and buses etc.

               Integrated  electronic  commerce   Kiosks   &
               telephone/videophone

The second area will be that of the `Home Interface' for electronic commerce. In this case, elegant `fashion style' models of electronic commerce terminals would be deployed into homes (normally the kitchens) for everyday domestic uses such as the following;

               On line shopping from sponsoring supermarkets
               and retailers with home delivery supported by
               in   home  bar  code  reading  of  previously
               purchased items

               Full multi-media interface with news and domestic services providers

               On-line recipes, video instructions for food preparation and instruction on the use of domestic equipment

               Food    manufactures    services    including
               nutritional information

               Full   Internet   access  from   through   an
               environmentally suitable touch screen with the usual e-mail and browsing facilities

               Full multimedia video conferencing and video message services

The target companies already operate in these areas. At present, they operate a full service Internet Service Provider to over 7,000 corporate dial up users, providing, among other features, web mail, web news, domain name reservations, and hosting the web-sites for over 1,000 clients. In addition, one of the target companies designs, builds, and implements Windows-based touch screen and keyboard-based Internet Kiosks, and provides a pay-as-you-go internet payment systems progammable to recognize multiple currencies and credit cards.

To become a world-class full-service electronic commerce provider, effort must be placed on the continued development of the current hardware, software, and network architecture, and must replace the companies' dependence on software suppliers with higher quality, customized software developed in-house.

Because of limited financial resources, their ability to complete their business plans is constrained. By completing the combination, not only will the companies have an influx of capital to complete their plans, but the combination of the companies will have a synergistic effect upon them.

                 Plan of Operation - General

Assuming that the acquisitions described above are not completed, the Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The  Company has insufficient capital with which to  provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

                  Sources of Opportunities

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

                 Evaluation of Opportunities

The   analysis  of  new  business  opportunities   will   be
undertaken by or under the supervision of the officers and directors of the Company (see "Item 5"). In the event that the electronic commerce opportunity does not complete, management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. With respect to the current electronic commerce opportunity, management has evaluated the prospects in the manner set forth below.
In analyzing prospective business opportunities, management will consider, among other factors, such matters as;
     1. the available technical, financial and managerial resources
     2.   working capital and other financial requirements
     3.   history of operation, if any
     4.   prospects for the future
     5.   present and expected competition
     6. the quality and experience of management services which may be available and the depth of that management
     7. the potential for further research, development or exploration
     8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company
     9.   the potential for growth or expansion
     10.  the potential for profit
     11. the perceived public recognition or acceptance of products, services or trades
     12.  name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation.) Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

                Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

                         Competition

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company's competitors.

                    Year 2000 Compliance

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

                   Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

The Company intends to structure a merger or acquisition  in
such   manner   as  to  minimize  Federal  and   state   tax
consequences to the Company and to any target company.

                          Employees

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Item 5").

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company neither owns nor leases any real property at this time. The Company does have the use of a limited amount of office space from the Resident Agent at no cost to the Company, and Management expects this arrangement to continue. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. This is a verbal agreement between the Resident Agent and the Board of Directors.

ITEM 4.   SECURITY  OWNERSHIP OF CERTAIN  BENEFICIAL  OWNERS
          AND MANAGEMENT.

There are no persons known to the Company, as of June 11, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, and none of the directors or officers own any of the Company's common stock.

ITEM 5.   DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,   AND
          CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Company is as follows:

Name/Address             Age    Position
David A. Wood            44     President / Director
1322 Wellington Drive
North Vancouver, B.C.
V7K 1L5
David Wong               44     Secretary/Treasurer/Director
680 East Fifth Avenue
#215
Vancouver, B.C. V5T 1J2

Mr. David Wood; President

Mr. Wood has been the President/ of the Company since February 12, 1999. He was elected to the Company's Board of Directors on February 12, 1999 and his current term expires at the next annual meeting. Mr. Wood holds a Bachelor of Commerce Degree from the University of Alberta in 1982. He has also received a Diploma in Urban Land Economics from the University of British Columbia in 1994. He is also a Real Estate Agent.

Mr. Woods was a Board Member of the Canadian Ski Instructors' Alliance (C.S.I.A.), British Columbia Committee, from 1985 to 1987. In 1987, he became a Director of C.S.I.A., National Board, which he held until 1992. He then became a Financial Planner for Principal Consultants, Edmonton from 1982 to 1983. There he was promoted from sales to Branch Manager, in which he was responsible for recruiting, training and management of an investment sales group. From 1983 to 1984, he was a Managing Partner at Hidden Ridge Recreations, Ltd. (Downhill and Cross Country Ski Area). Mr. Woods was responsible for pull program design, implementation and management for the operation of new ski venture. He was also responsible for recruiting, training and staff management, marketing and promotion, and all general area operations. From 1984 to 1990, Mr. Woods was the Assistant Director of the Ski School at Grouse Mountain Resorts, Ltd. There he was responsible for recruitment, staff training and development, staff scheduling, public relations and general operations, where he also managed 12 supervisors and, in turn, oversaw 120 instructors and staff. From 1991 to 1996, he was self-employed as a Real Estate Agent, with direct experience in staff training and development, real estate sales organization, recruitment, sales, and business development. In 1996, he was a Mortgage Broker with Bank of Montreal. From 1996 through 1997, Mr. Woods was employed as a Mortgage Broker with Canada Trust, trust company. From 1997 to 1998, he was employed at Cypress Bowl Recreations, Ltd. in Off Mountain Sales and Marketing. Since 1998, he has been the Sales and Leasing Representative with Don Docksteader.

Mr. David Wong, Secretary/Treasurer;

Mr. Wong has been the Secretary and Treasurer of the Company since he was elected to the Company's Board of Directors on February 12, 1999. His current term expires at the next annual meeting. Mr. Wong received designations as a Chartered Accountant in 1986 and a Certified Management Accountant in 1985. He holds a Bachelor of Science degree in Biology form Simon Fraser University in 1976, and in 1981 received a Masters of Science in Genetics and a Masters of Business Administration form the University of British Columbia. In 1996, he completed the four year program in Urban Land Economics from the Real estate Division of the University of British Columbia.

After holding a number of auditing positions, in 1987 Mr. Wong was appointed as Chief Financial Officer and Corporate Secretary of Detroit Diesel - Allison British Columbia, Ltd., a private company with annual sales of approximately $45,000,000. In 1992, Mr. Wong became a self-employed Financial Consultant, working with public companies that traded on the Vancouver Stock Exchange. In 1994, he took a position as Controller, CFO, and Corporate Secretary with Global Teleworks Corp., a start-up public company in
Vancouver. He left in 1996 to accept a position as Controller with UAP/NAPA Auto Marine Electric, Ltd., a public auto-parts company with annual sales of approximately $800,000,000. Since 1998, Mr. Wong has been the Controller of Hollyburn Lumber Company, a private company that distributes lumber and building supplies.

                   Blank Check Experience

Neither of the officers and directors have experience with blank-check companies. There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

                    Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

               Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

None of the Company's officers and/or directors receive any compensation for their respective services rendered to the
Company, nor have they received such compensation in the past. They both have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET  FOR  COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS.

The Company's common stock is quoted on the over-the-counter market in the United States under the symbol ECGM. The Company previously traded on the over-the-counter market under the symbol DIRI. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

After a merger or acquisition has been completed, one or both of the Company's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.

                        Market Price

The Registrant's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                           Holders

There are 34 holders of the Company's Common Stock. Initially, the incorporator was issued 2,000,000 shares, which were subsequently sold or gifted to a total 19 persons. The then underwent a 3:1 forward stock split, resulting in 6,000,000 shares issued and outstanding. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

                          Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

With  respect  to the sales made, the Registrant  relied  on
Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

Of the 6,000,000 shares presently outstanding, a total of 540,000 are restricted and may not be sold other than pursuant to a registration statement being in effect, pursuant to an exemption from registration, or in accordance with Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.  DESCRIPTION OF SECURITIES.

                        Common Stock

The Company's Articles of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, $0.001 par value per share, of which 6,000,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The  Company  and its affiliates may not be  liable  to  its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN AND DISAGREEMENTS WITH ACCOUNTANTS  ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

The   Registrant  has  not  changed  accountants  since  its
formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report of Independent Auditors, Barry L. Friedman,
            P.C. dated August 18, 1999

          Balance Sheet as of 6 Months Ended June 30, 1999, and December 31, 1998

          Statement of Operation for the 3 Months Ended June
            30, 1999, and the 3 Months Ended June 30, 1998; for the 6 Months Ended June 30, 1999, and June 30, 1998; for the Year Ended December 31, 1998, and December 31, 1997; for the period January 7, 1993 (inception) to June 30, 1999.

          Statement of Stockholders' Equity

          Statement  of  Cash Flows for the 3  Months  Ended
            June 30, 1999, and the 3 Months Ended June 30, 1998; for the 6 Months Ended June 30, 1999, and June 30, 1998; for the Year Ended December 31, 1998, and December 31, 1997; for the period January 7, 1993 (inception) to June 30, 1999.

          Notes to Financial Statements

                INDEPENDENT AUDITORS' REPORT

Board of Directors
August 18, 1999
Dalton International Resources, Inc.
Las Vegas, Nevada

I have audited the Balance Sheets of Dalton International Resources, Inc., (A Development Stage Company), as of June 30, 1999, and December 31, 1998, and the related Statements of Stockholders' Equityfor June 30, 1999, and December 31, 1998, and Statements of Operations and Cash Flows for the
three months ending June 30, 1999, and June 30, 1998, for the six months ended June 30,1 999, and June 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period January 7, 1993 (inception), to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalton International Resources, Inc., (A Development Stage Company), as of June 30, 1999, and
December 31, 1998, and the related statements of Stockholders' Equity for June 30, 1999, and December 31, 1998, and the Statements of Operations and Cash Flows for the three months ending June 30, 1999, and June 30, 1998, for the six months ended June 30, 1999, and June 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period January 7, 1993 (inception), to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan inregard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     /s/ Barry L. Friedman
     Barry L. Friedman
     Certified Public Accountant

            DALTON INTERNATIONAL RESOURCES, INC.
                (A Development Stage Company)
                        BALANCE SHEET

                                 6 Months    Year Ended
                                 Ended June  December
                                 30, 1999    31, 1998
            ASSETS
CURRENT ASSETS:                  0           0
TOTAL CURRENT ASSETS             0           0
OTHER ASSETS;                    0           0
TOTAL OTHER ASSETS               0           0
TOTAL ASSETS                     0           0
 LIABILITIES AND STOCKHOLDERS'
            EQUITY
CURRENT LIABILITIES;
Officers Advances (Note #6)       $2,755      0
TOTAL CURRENT LIABILITIES        $2,755      0
STOCKHOLDERS' EQUITY;
Common stock, $0.001 par value,               $6,000
authorized 100,000,000 shares
issued and outstanding
December 31, 1998 - 6,000,000
shares
June 30, 1999 - 6,000,000 shares  $6,000
Additional paid-in Capital        -3,500      -3,500
Accumulated loss                  -5,255      -2,500
TOTAL STOCKHOLDERS' EQUITY       $2,755      0
TOTAL LIABILITIES AND            0           0
STOCKHOLDERS' EQUITY

            DALTON INTERNATIONAL RESOURCES, INC.
                (A Development Stage Company)
                   STATEMENT OF OPERATION

                 3 Months   3 Months  6 Months   6 Months
                 Ended      Ended     Ended      Ended
                 June 30,   June 30,  June 30,   June 30,
                 1999       1998      1999       1998
INCOME:

Revenue           0          0         0          0
EXPENSES:
General, Selling  $120       0         $2,755     0
and
Administrative
Total Expenses   $120       0         $2,755     0
Net Profit/Loss(-$ -120     0         $ -2,755   0
)
Net Profit/Loss  NIL        NIL       $ -.0005   NIL
(-) Per weighted
Share (Note 2)
Weighted average 6,000,000  6,000,00  6,000,000  6,000,000
Number of common            0
Shares
outstanding

See accompanying notes to financial statements & audit report

            DALTON INTERNATIONAL RESOURCES, INC.
                (A Development Stage Company)
             STATEMENT OF OPERATIONS (continued)

                 Year       Year        Jan. 7,
                 Ended      Ended       1993
                 Dec. 31,   Dec. 31,    (inceptio
                 1998       1997        n) to
                                        June 30,
                                        1999
INCOME:

Revenue           0          0           0
EXPENSES:
General, Selling  0          0           $5,255
and
Administrative
Total Expenses   0          0           $5,255
Net Profit/Loss(-0          0           $ -5,255
)
Net Profit/Loss  NIL        NIL         $ -.0009
(-) Per weighted
Share (Note 2)
Weighted average 6,000,000  6,000,000   6,000,000
Number of common
Shares
outstanding

See accompanying notes to financial statements & audit report

            DALTON INTERNATIONAL RESOURCES, INC.
                (A Development Stage Company)
              STATEMENT OF STOCKHOLDERS' EQUITY

                     Common    Stock      Additiona  Accumulate
                     Shares    Amount     l paid-in  d Deficit
                                          Capital
Balance,             6,000,00  $6,000     $ -3,500   $ -2,500
December 31, 1997    0
Net loss year ended                                  0
December 31, 1998
Balance,             6,000,00  $6,000     $ -3,500   $ -2,500
December 31, 1998    0
Net loss, January                                    -2,755
1, 1999 to June 30,
1999
Balance,             6,000,00  $6,000     $ -3,500   $ -5,255
June 30, 1999        0

See accompanying notes to financial statements & audit report.

            DALTON INTERNATIONAL RESOURCES, INC.
                (A Development Stage Company)
                   STATEMENT OF CASH FLOWS

                      3 Months    3 Months  6 Months   6 Months
                      Ended       Ended     Ended      Ended
                      June 30,    June 30,  June 30,   June 30,
                      1999        1998      1999       1998
Cash Flows from
Operating Activities:
Net Loss               $ -120      0         $ -2,755   0
Adjustment to          0           0         0          0
Reconcile net loss to
cash provided by
operating activities:
Changes in Assets and
Liabilities:
Increase in current
Liabilities:
Officers Advances     +120        0         +2,755     0
Cash Flows from       0           0         0          0
Investing Activities
Cash Flows from
Financing Activities:
Issuance of common     0           0         0          0
stock
Net increase          0           0         0          0
(decrease) in cash
Cash, Beginning of    00          0         0          0
period
Cash, end of period   0           0         0          0
See accompanying notes to financial statements & audit report

            DALTON INTERNATIONAL RESOURCES, INC.
                (A Development Stage Company)
             STATEMENT OF CASH FLOWS (continued)

                      Year       Year Ended  Jan. 7,
                      Ended      Dec. 31,    1993
                      Dec. 31,   1997        (inception
                      1998                   ) to June
                                             30, 1999
Cash Flows from
Operating Activities:
Net Loss               0          0           $ -5,255
Adjustment to
Reconcile net loss to
cash provided by
operating activities:
Changes in Assets and
Liabilities:
Increase in current
Liabilities:
Officers Advances     0          0           +2,755
Cash Flows from       0          0           0
Investing Activities
Cash Flows from
Financing Activities:
Issuance of common     0          0           +2,500
stock
Net increase          0          0           0
(decrease) in cash
Cash, Beginning of    0          0           0
period
Cash, end of period   0          0           0
See accompanying notes to financial statements & audit report

            DALTON INTERNATIONAL RESOURCES, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
            June 30, 1999, and December 31, 1998

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized January 7, 1993, under the laws of the State of Nevada as Advanced Suspension Technologies, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

On January 7, 1993, the company issued 2,000,000 shares of its $0.001 par value common stock for services of $2,500.00

On June 21, 1996, the State of Nevada approved the Company's restated Articles of Incorporation, which increase its capitalization from 3,000,000 common shares to 50,000,000 common shares, the par value remained unchanged at $.001.

On December 27, 1996, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 50,000,000 common shares to 100,000,000 common shares, the par value remained unchanged at $.001.

On December 27, 1996, the company forward split its common stock 3:1, thus increasing the number of outstanding common stock shares from 2,000,000 shares to 6,000,000 shares.

On December 27, 1996, the Company changed its name to Dalton
International Resources, Inc.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows

     1.   The Company uses the accrual method of accounting.
2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.
3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional captial, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional share of common stock.

NOTE 6 - OFFICERS ADVANCES

While th eCompany is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds to the Company to pay for any costs incurred by it. These funds are interest free.

EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws